Filed pursuant to Rule 433

Registration Statement No. 333-284008

Free Writing Prospectus dated June 15, 2026

(to Prospectus dated December 23, 2024, and

Preliminary Prospectus Supplement dated June 15, 2026)

NatWest Group plc

$1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032

Issuer	NatWest Group plc (“NWG”)
Securities	$1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032 (the “Senior Notes”).
Ranking	The Senior Notes will constitute NWG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of NWG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	$1,250,000,000
Trade Date	June 15, 2026
Issue Date	June 18, 2026 (T+3)
Maturity	June 18, 2032
Coupon

From (and including) the Issue Date to (but excluding) June 18, 2031 (the “Senior Notes Reset Date”), interest on the Senior Notes will be payable at a rate of 4.983% per annum.

From (and including) the Senior Notes Reset Date to (but excluding) Maturity, interest on the Senior Notes will be payable at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the Preliminary Prospectus Supplement) on the Senior Notes Reset Determination Date (as defined below), plus 0.800%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Senior Notes—Interest—Fixed Reset Rate Notes—Determination of the U.S. Treasury Rate” in the Preliminary Prospectus Supplement.

Interest Payment Dates	Interest on the Senior Notes will be payable semi-annually in arrear on June 18 and December 18 of each year, beginning on December 18, 2026, to (and including) Maturity
Reset Date	June 18, 2031
Reset Determination Date	The second Business Day (as defined below) immediately preceding the Senior Notes Reset Date
Day Count Convention	30/360 (Following, unadjusted)
Business Days	New York and London
US Treasury Benchmark	4.125% due May 31, 2031
US Treasury Benchmark Yield	4.183%
Fixed Rate Spread to Benchmark Treasury	T+ 80bps
Re-offer Yield	4.983%
Issue Price	100.000% of the principal amount
Gross Proceeds	$1,250,000,000
All-in Price	99.750% of the principal amount
Fees	0.250%
Net Proceeds (before expenses)	$1,246,875,000
Redemption Price	100.000% of the principal amount of the Senior Notes
Optional Redemption Date	June 18, 2031
Redemption

NWG may redeem the Senior Notes at its sole discretion, in whole but not in part, on June 18, 2031, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption.

In addition, NWG may redeem the Senior Notes, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the Preliminary Prospectus Supplement and the accompanying prospectus.

Any redemption or repurchase of the Senior Notes is subject to the provisions described under “Description of the Senior Notes—Tax Redemption”, “Description of the Senior Notes—Optional Redemption”, “Description of the Senior Notes—Loss Absorption Disqualification Event Redemption” and “Description of the Senior Notes—Conditions to Redemption and Repurchase” in the Preliminary Prospectus Supplement.

The Senior Notes will not be redeemable at the option of the holders at any time.

Redemption and Repurchase Conditions	Notwithstanding any other provision, NWG may only redeem the Senior Notes prior to the scheduled maturity date or repurchase the Senior Notes (and give notice thereof to the holders of the Senior Notes in the case of redemption) if NWG has obtained the prior consent of the PRA (as defined in the Preliminary Prospectus Supplement), to the extent such consent is at the relevant time and in the relevant circumstances required (if at all) by the Loss Absorption Regulations (as defined in the Preliminary Prospectus Supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the Preliminary Prospectus Supplement under “Description of the Senior Notes.”
Events of Default	The Senior Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the Preliminary Prospectus Supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”
Agreement with Respect to the Exercise of UK Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between NWG and any holder or beneficial owner of the Senior Notes, by its acquisition of the Senior Notes, each holder and beneficial owner of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into ordinary shares or other securities or other obligations of NWG or another person; and/or (iii) the amendment or alteration of the Maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power.  Each holder and beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to NWG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a UK resolution regime under the Banking Act, as the same has been or may be amended from time to time, pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.
Repayment of Principal and Payment of Interest After Exercise of UK Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by NWG under the laws and regulations of the United Kingdom applicable to NWG and the Group (as defined in the prospectus supplement).
Joint Bookrunners and Joint Lead Managers	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Jefferies LLC J.P. Morgan Securities LLC NatWest Markets Securities Inc. UBS Securities LLC
Co-Managers	CIBC World Markets Corp. SEB Securities, Inc.
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	NWG intends to apply to list the Senior Notes on the New York Stock Exchange in accordance with its rules.
Target Market

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID)/DISC disclosure document has been prepared as not available to retail in EEA or UK.

This document is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Expected Security Ratings*	Moody’s: A3 S&P: A-

Fitch: A+
Clearing and Settlement	DTC
CUSIP	639057AX6
ISIN	US639057AX65
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the waiver of right to set-off provisions relating to the Senior Notes, which are governed by the laws of Scotland.

*        The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA and no DISC product summary has been prepared as not available to retail in the United Kingdom.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and the prospectus supplement in respect of this offering and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus and prospectus supplement at no charge if you request it by calling NatWest Markets Securities Inc. toll-free at 1-800-231-5830.

The Issuer currently expects delivery of the Senior Notes to occur on June 18, 2026, which will be the third business day following the date of pricing of the Senior Notes (such settlement cycle being referred to as “T+3”). Under Rule 15(c)6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15(c)6-1 of the U.S. Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes prior to the business day prior to the delivery of such Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to make such trades should consult their own advisors.